UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)

Bit Digital, Inc.
(Name of Issuer)

Ordinary Shares, $.01 par value
(Title of Class of Securities)

G1144A105
(CUSIP Number)

Elliot Lutzker, Davidoff, Hutcher & Citron LLP 605 Third Avenue, NY, NY 10158 646-428-3210
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G1144A105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Geney Development Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
50,000,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
50,000,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
50,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.7%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

Item 1.	Security and Issuer

Ordinary Shares, $.01 par value

Bit Digital, Inc.

33 Irving Place

New York, NY 10003

Item 2.	Identity and Background

(a)	Geney Development Ltd., British Virgin Islands

(b)	4th floor Waters Edge Building, Meridian Plaza, Road Town, Tortola

British Virgin Islands VG1110

(c)	Holding Company for Bit Digital principals – As President of Geney Development Ltd. (“Geney”), Mr. Huang, the Issuer’s Chief Financial Officer, has the power to vote and dispose of the 1,000,000 preference shares held by Geney, of which he is the beneficial owner of thirty (30%) percent of the Shares through ownership of Even Green Holdings Limited and Zhao Hui Deng, the Chairman of the Board of the Issuer, holds the remaining seventy (70%) percent of the Shares.

(d)	No criminal proceedings.

(e)	No civil proceedings.

(f)	British Virgin Islands

Item 3.	Source and Amount of Funds or Other Considerations

Preference shares were issued upon shareholder approval in exchange for 1,000,000 ordinary shares.

Item 4.	Purpose of Transaction

To maintain voting control with management.

Item 5.	Interest in Securities of the Issuer

(a)	37.7% based on 1,000,000 preference shares each having 50 votes and there being 82,505,471 ordinary shares outstanding as of February 1, 2023.

(b)	Sole voting power over 50,000,000 ordinary shares; no shared power.

(c)	None

(d)	None

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended and Restated Articles of Association and Memorandum of Association, filed with the SEC.

Item 7.	Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

February 3, 2023
Dated

GENEY DEVELOPMENT, LTD.

By:	/s/ Erke Huang
Signature
Erke Huang/ President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).